Exhibit 99.1

Global Mofy Metaverse Limited Announces Strategic Investment in MERAEDU, Ushering New Era for Vocational Education

Beijing, CHINA, Jan. 11, 2024 (GLOBE NEWSWIRE) -- Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (NASDAQ: GMM), a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry, announced its strategic investment in MERAEDU, marking its entrance into the vocational education sector. The RMB 8 million funding round was led by the Anji County Government Industrial Guidance Fund, with Global Mofy Metaverse as a co-investor.

Established in 2023, MERAEDU is an innovative platform dedicated to vocational education, primarily focused on delivering high-quality training courses tailored for professionals aged between 20 and 35. These courses adopt a blended learning approach, combining online and offline teaching methods. The nine professional course directions MERAEDU offers include e-commerce visual design, film and television advertising, video editing and packaging, new media and short video operation design, VR and interior design etc. To date, MERAEDU has successfully enrolled nearly 20,000 paying students and continues expanding its market reach across China.

Global Mofy Metaverse’s investment in MERAEDU aims to leverage the two parties’ respective strengths in virtual content creation technology and vocational education and collaborate with MERAEDU to explore innovative approaches and drive the advancement of the vocational education industry. As a leading artificial intelligence technology company, the Company will provide technical support and innovative solutions to enhance the development and personalization of MERAEDU’s content creation.

The vocational education market in China is currently experiencing rapid growth, with a projected market size surpassing RMB 900 billion in 2023, as per Deloitte research data.

MERAEDU prioritizes responsiveness to market demands in its course design and teaching methodologies. It continuously design and iterate courses to meet the practical needs of the workplace. MERAEDU also establishes strategic partnerships with industry experts and enterprises to maintain close connections with the market, enabling timely adjustments to course content and ensuring that the knowledge and skills acquired by students hold practical value.

Haogang yang, Chairman and CEO of Global Mofy, expressed that entering the vocational education sector is an important step for the Company to diversify its business strategies. “ Through this investment, we aim to provide MERAEDU with resources and support that will help facilitate the acceleration of its growth and further elevating the quality of its training content creation. The Company and MERAEDU are committed to jointly exploring educational technology innovations, and through our synergies we are determined to contribute to the development of the vocational education industry, and offering top-quality training and growth opportunities to a broader range of young professionals.”

About Global Mofy Metaverse Limited

Headquartered at Beijing, Global Mofy Metaverse Limited is a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing its proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, the Company creates 3D high definition virtual version of a wide range of physical world objects such as characters, objects and scenes which can be used in different applications such as movies, TV series, AR/VR, animation, adverting and gaming. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 7,000 high precision 3D digital assets. With its strong technology platform and industry track record, Global Mofy Metaverse is able to attract high-profile customers and earn repeat business. The Company primarily operates in three lines of business (i) virtual technology service, (ii) digital marketing, and (iii) digital asset development and others. For more information, please visit: www.globalmofy.cn/, ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Global Mofy Metverse Ltd.

Investor Relations Department

Email: ir@mof-vfx.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214